08001293

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

March 11, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

It has been resolved in the Board of Directors' Meeting held on March 11, 2008 that the transfer of remaining YTL 1,629,268,247.95 of the profit (totaling YTL 2,315,616,320.21 after the deduction of the tax for the year 2007) to the Extraordinary Reserve Fund following setting aside the "Legal Reserve Fund" and "Legal Funds to be statutorily set aside and saved in the Bank" be presented for the approval of our Shareholders during the Ordinary General Shareholders' Meeting.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

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END